Fulbright & Jaworski L.L.P.

A Registered Limited Liability Partnership

Fulbright Tower

1301 McKinney, Suite 5100
Houston, Texas 77010-3095

www.fulbright.com

telephone:	(713) 651-5151	facsimile:	(713) 651-5246

September 3, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn: Ms. Chambre Malone

Re:          Cornell Companies, Inc.
Registration Statement on Form S-3
Filed August 1, 2008
File No. 333-152707

Dear Ms. Malone:

On behalf of Cornell Companies, Inc. (the “Company”), we are responding to your comment letter dated August 27, 2008 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed August 1, 2008 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comment followed by our response.  Together with this response letter, the Company is filing today, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  In addition to the response to the Staff’s comment, Amendment No. 1 includes an updated Ratio of Earnings to Fixed Charges and an updated Exhibit 12.1.

Item 1.  Forepart of Registration Statement and Outside Front Cover Page of Prospectus

Front Cover Page of Registration Statement, Calculation of Registration Fee

1.             Your disclosure indicates that selling security holders may offer and sell the securities registered under the prospectus.  Securities registered on Form S-3 pursuant to General Instruction II.D. of Form S-3 must be offered pursuant to general instructions I.B.1. or I.B.2 of Form S-3, which relate to primary offerings by the issuer.  The unallocated shelf procedure may not be utilized by selling security holders.  However, please note that a secondary offering may be included in the registration statement provided that the class of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table.  Please revise your disclosure accordingly.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Securities and Exchange Commission

Ms. Chambre Malone

September 3, 2008

Response:

The Registration Statement has been revised to remove all references to selling security holders.

Outside Front Cover Page of the Prospectus

2.             Please clarify your disclosure in the third paragraph to clarify that the selling security holders may offer and sell only common stock.

Response:

The Registration Statement has been revised to remove all references to selling security holders.

Selling Security Holders, page 5

3.             We note your disclosure that you will identify selling security holders in a prospectus supplement.  Please note that under Rule 430B(b)(2), you may omit the identities of the selling security holders in a preliminary prospectus only if you provide certain required information.  In accordance with Rule 430B, please revise your disclosure to identify and describe the initial offering transaction in which the securities offered for resale were sold.  Please disclose whether the initial offering transaction of the resale securities is complete and whether the resale securities were issued and outstanding prior to the date you filed the registration statement on form S-3.  See Rule 430B(b)(2) of the Securities Act of 1933 and Securities Offering Reform, Securities Act Release No. 33-8591.

Response:

The Registration Statement has been revised to remove all references to selling security holders.

4.             The second paragraph states that the selling security holders may include or consist of underwriters.  In your prospectus supplement identifying the selling security holders, please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers.  If any selling security holder is a registered broker-dealer, it should be named as an underwriter.  If any selling security holder is an affiliate of a registered broker-dealer, please indicate whether it acquired the securities to be resold in the ordinary course of business.  Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Response:

The Registration Statement has been revised to remove all references to selling security holders.

Securities and Exchange Commission

Ms. Chambre Malone

September 3, 2008

Please direct any comments or questions regarding the Company’s response to the Staff’s comment or Amendment No. 1 to Charles L. Strauss at this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.